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[Letterhead of Simpson Thacher & Bartlett LLP]

VIA FACSIMILE AND EDGAR

                              November 9, 2009

Re:	Acceleration Request for Dollar General Corporation Registration Statement on Form S-1 (File No. 333-161464)

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington D.C. 20549

Attn.: Catherine T. Brown

Dear Ms. Brown:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, Dollar General Corporation, that effectiveness of the above-referenced Registration Statement be accelerated to 5:00 p.m., Washington D.C. time, on November 12, 2009, or as soon as practicable thereafter.

        The request of the underwriters regarding acceleration of effectiveness of the above-referenced Registration Statement is also attached.

        Please call me (212-455-2948) with any questions.

Very truly yours,
/s/ Joseph H. Kaufman
Joseph H. Kaufman

 Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

                              November 9, 2009

VIA FACSIMILE AND EDGAR

Catherine T. Brown
H. Christopher Owings
John Fieldsend
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington D.C. 20549

Re:	Dollar General Corporation Registration Statement on Form S-1 File No.: 333-161464

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Dollar General Corporation (the "Company") be accelerated so that the Registration Statement may become effective at 5:00 p.m. EST on November 12, 2009, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

        The Company acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Dollar General Corporation
By:	/s/ Susan S. Lanigan Susan S. Lanigan Executive Vice President and General Counsel

November 9, 2009

Via Electronic Submission

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Dollar General Corporation
Registration Statement on Form S-1
File No. 333-161464

Ladies and Gentlemen:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Citigroup Global Markets Inc., Goldman, Sachs & Co. and KKR Capital Markets LLC, as representatives of the several prospective underwriters, hereby join in the request of Dollar General Corporation that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on November 12, 2009 at 5:00 p.m., New York City time, or as soon as practicable thereafter.

        The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

  (i)
  Date of preliminary prospectus: October 30, 2009

  (ii)
  Dates of distribution: November 2, 2009 through the date hereof

  (iii)
  Number of prospective underwriters to whom the preliminary prospectus was furnished: 9

  (iv)
  Number of prospectuses so distributed: approximately 18,000

  (v)
  We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
GOLDMAN, SACHS & CO.
KKR CAPITAL MARKETS LLC

As Representatives of the
Prospective Underwriters

By:	Citigroup Global Markets Inc.
By:	/s/ DEAN PIMENTA
	Name:	DEAN PIMENTA
	Title:	VICE PRESIDENT
By:	Goldman, Sachs & Co.
By:	/s/ GOLDMAN, SACHS & CO. (Goldman, Sachs & Co.)
By:	KKR Capital Markets LLC
By:	/s/ IRENE MAVROYANNIS
	Name:	Irene Mavroyannis
	Title:	COO

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Dollar General Corporation 100 Mission Ridge Goodlettsville, Tennessee 37072